SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated February 9, 2004

                               -----------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                               -----------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:   Press Release dated February 9, 2004: TURKCELL ANNOUNCES AGREEMENT
              TO SETTLE SECURITIES CLASS ACTION LAWSUIT

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[Turkcell Logo]
                                                           FOR IMMEDIATE RELEASE


TURKCELL ANNOUNCES AGREEMENT TO SETTLE SECURITIES CLASS ACTION LAWSUIT

Istanbul, Turkey: February 9, 2004--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, announced today that it has reached an agreement to settle the consolidated securities class action lawsuit filed against Turkcell and two of its past and present officers and directors in the U.S. District Court for the Southern District of New York. Under the terms of the settlement, which are contingent upon court approval, all claims against Turkcell will be dismissed without admission of liability or wrongdoing.

The shareholder class will receive a cash payment of $19.2 million, out of which the Court will be asked to award attorneys' fees to class counsel.

"Although we continue to believe that plaintiffs' claims are without merit, we are pleased to put the uncertainty and expense of the class action litigation behind us. Management believes that our decision to settle is in the best interest of our shareholders," said Muzaffer Akpinar.

Forward Looking Statements

This press release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "believe" or "continue."

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

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                              www.turkcell.com.tr


About Turkcell

Turkcell is the leading GSM operator in Turkey with 19 million postpaid and prepaid customers as of December 31, 2004. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.


For further information please contact:



Contact:

Turkcell:                                               Citigate Dewe Rogerson
Investors:                                              Europe:
Koray Ozturkler, Investor Relations                     Kate Delahunty
Tel: +90 212 313 1500                                   Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr                  Email: kate.delahunty@citigatedr.co.uk
                                                        Toby Moore
Murat Borekci, Investor Relations                       Tel:+44-20/7282-2999
Tel: + 90 212 313 1503                                  Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr                    or
investor.relations@turkcell.com.tr
                                                        United States:
Media:                                                  Victoria Hofstad/Jessica Wolpert
Nazli Candan, Corporate Communications                  Tel: +1-201-499-3500
Tel: + 90 212 313 2310                                  Email: victoria.hofstad@citigatefi.com
Email: nazli.candan@turkcell.com.tr                     jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date: February 9, 2004                          By:  /s/ MUZAFFER AKPINAR
                                                    --------------------------
                                                Name:  Muzaffer Akpinar
                                                Title: Chief Executive Officer